FORM 4

             U.S. SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

           STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

       Filed pursuant to Section 16(a) of the Securities
                      Exchange Act of 1934


1. Name and Address of Reporting Person:


Murphy                           Joseph L.
(Last)                           (First)

225 West 37th Street, New York,       NY               10018
(Street)            (City)          (State)            (Zip)

2. Issuer Name and Ticker or Trading Symbol:


JLM Couture, Inc. /JHPC

3. IRS or Social Security Number of Reporting Person (Voluntary):



4. Statement for Month/Year:

 May/2001

5. If Amendment, Date of Original (Month/Year):



6. Relationship of Reporting Person to Issuer (Check all applicable):

   X      Director

   X      10% Owner

   X      Officer (give title below)

           Other (Specified below)

President

Table I - Non-Derivative Securities Acquired, Disposed of, or
Beneficially Owned:

1. Title of Derivative Security:


   Common Stock

2. Transaction Date:


    5/21/01
                     (Month/Day/Year)

3. Transaction Code:
   Code          V

    P

4. Securities Acquired (A) or Disposed of (D):
Amount            (A) or (D)           Price


 10,000               A                 $1.60

5. Amount of Securities Beneficially Owned at End of Month:


  726,418

6. Ownership Form-Direct (D) or Indirect (I):


    D*

7. Nature of Indirect Beneficial Ownership:



* Includes 200,000 shares of Common Stock that are issuable upon exercise of presently exercisable options and 78,740 shares of Common Stock owned by Harvest Capital Corporation.

Table II - Derivative Securities Acquired, Disposed of, or
Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities):

1. Title of Derivative Security:


2. Conversion or Exercise Price of Derivative Security:



3. Transaction Date (Month/Day/Year):



4. Transaction Code:
   Code          V



5. Number of Derivative Securities Acquired (A) or Disposed of
(D):



6. Date Exercisable and Expiration Date (Month/Day/Year):


(Date Exercisable)                   (Expiration Date)

7. Title and Amount of Underlying Securities:


(Title)                          (Amount of Number of Shares)

8. Price of Derivative Security:



9. Number of Derivative Securities Beneficially Owned at End of
Month:



10. Ownership Form of Derivative Security: Direct (D) or Indirect
(I):



11. Nature of Indirect Beneficial Ownership:


Explanation of Responses:


/s/Joseph L. Murphy                             6/8/01
Signature of Reporting Person                    Date



N:\ANNE\HJELM\FORM-4.JLM